Exhibit 1

May 8, 2007



SF Partnership, LLP
The Madison Centre
4950 Yonge Street, Suite 400
Toronto, Ontario  M2N 6K1
Attn. Eugene Aceti,

Dear Eugene,

We are writing to acknowledge receipt of your letter of resignation dated February 16, 2007. We understand your position of independence and accept your resignation without prejudice.

We have taken the liberty to file an 8-K and a follow-up 8-K/A to comply with the disclosure requirements of Item 304(a)(1)(ii) of Regulation S-B. We would be very grateful if you would kindly review the filing and advise us if you agree or disagree with such statements filed. The Company is required to file your response as well.

Thank you in advance for your indulgence and look forward to your reply.

Yours sincerely,




Ken Chu, Chairman and CEO